                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         SCHEDULE 13D (AMENDMENT NO. 7)*
                    Under the Securities Exchange Act of 1934


                          THE CHALONE WINE GROUP, LTD.
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)


                                    157639105
                                 (CUSIP Number)

                                Phyllis S. Hojel
                           c/o HM International, Inc.
                       5810 East Skelly Drive, Suite 1000
                           Tulsa, Oklahoma 74135-6403
                                 (918) 664-1914
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                NOVEMBER 26, 2001
                                -----------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 157639105               SCHEDULE 13D                       PAGE 2 OF 8
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     GHA 1 Holdings, Inc.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER                 2,212,880 shares
  NUMBER OF
   SHARES      -----------------------------------------------------------------
 BENEFICIALLY  8    SHARED VOTING POWER                      -0- shares
  OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER            2,212,880 shares
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                 -0- shares

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,212,880 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

CUSIP NO. 157639105               SCHEDULE 13D                       PAGE 3 OF 8
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SFI Intermediate Ltd.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER                 2,146,385 shares
  NUMBER OF
   SHARES      -----------------------------------------------------------------
 BENEFICIALLY  8    SHARED VOTING POWER                      -0- shares
  OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER            2,146,385 shares
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                 -0- shares

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,146,385 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

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CUSIP NO. 157639105               SCHEDULE 13D                       PAGE 4 OF 8
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Phyllis S. Hojel

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER                 2,212,880 shares
  NUMBER OF
   SHARES      -----------------------------------------------------------------
 BENEFICIALLY  8    SHARED VOTING POWER                      -0- shares
  OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER            2,212,880 shares
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                 -0- shares

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,212,880 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP NO. 157639105               SCHEDULE 13D                       PAGE 5 OF 8
--------------------------------------------------------------------------------


                                  INTRODUCTION

      This amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 13, 1997 by GHA 1 Holdings, Inc., a Delaware corporation ("GHA"), SFI Intermediate Ltd., a Texas limited partnership ("SFI"), and Phyllis S. Hojel, as previously amended (the "Statement"), with respect to the common stock, no par value, of the Chalone Wine Group, Ltd., a California corporation. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement. From and after the date hereof, all references in the Statement to such statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby.

ITEM 1. SECURITY AND ISSUER.

      This statement relates to the Common Stock, no par value ("Common Stock"), of the Chalone Wine Group, Ltd., a California corporation (the "Company"). The address of the principal executive office of the Company is 621 Airpark Road, Napa, California 94585-6272.

ITEM 2. IDENTITY AND BACKGROUND.

      Response unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The reporting persons used working capital (an aggregate of $3,242,036.00) to fund the purchase of 381,416 shares of Common Stock in the rights offering. Reference is made to Item 4 for a description of the rights offering and the related purchase transactions.

ITEM 4. PURPOSE OF TRANSACTION.

      Item 4 of this Statement is hereby supplemented as follows:

      The purpose of the acquisitions of Common Stock by the reporting persons and their predecessors has been, and is, for investment. The reporting persons may acquire from time to time additional shares of Common Stock through open market or private purchases, block trades, the exercise of warrants or rights or otherwise and at such prices and on such terms as they deem advisable. If such purchases are made, the reporting persons may thereafter cease making such purchases at any time.

      On September 14, 2001, the Company filed a registration statement with the Securities and Exchange Commission relating to a rights offering to its shareholders (as amended on October 10, 2001, the "Registration Statement"). As described in the Registration Statement, pursuant to the rights offering the Company offered a total of


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CUSIP NO. 157639105               SCHEDULE 13D                       PAGE 6 OF 8
--------------------------------------------------------------------------------


1,764,705 shares of its Common Stock, or one subscription right for every
5.8375077 shares of Common Stock owned as of October 22, 2001. Each right entitled the holder to acquire one share of Common Stock for $8.50 per share.

      SFI and Domaines Barons de Rothschild (Lafite) ("DBR") entered into a Rights Exercise Agreement on August 31, 2001 (the "Rights Exercise Agreement"), a copy of which was filed as Exhibit 2 to Amendment No. 6 to the Schedule 13D filed on September 17, 2001. Pursuant to the terms of the Rights Exercise Agreement, SFI and DBR each agreed to exercise all of the rights they received in the rights offering as shareholders of the Company. In addition, DBR and SFI also each agreed that, in the event not all shareholders exercised their rights to purchase Common Stock in the rights offering, DBR and SFI would each oversubscribe (pro rata as between the DBR and SFI) to the rights offering so that they would acquire all shares of Common Stock not purchased by other rights holders.

      The Rights Exercise Agreement was amended by an Amended Agreement entered into by DBR, SFI and the Company on October 9, 2001 (the "Amended Agreement"), a copy of which is attached hereto as Exhibit 1. The Amended Agreement reflected a change in the subscription price for rights offered in the rights offering from $10.00 per share to $8.50 per share.

      SFI exercised its subscription and over subscription privileges to purchase an aggregate of 371,691 shares in the rights offering. HC Holding Company Ltd., ("HC Holding") also exercised its rights in the rights offering and purchased an aggregate of 9,725 shares of Common Stock.

      Except as set forth in this Item, the reporting persons do not have any plans or proposals that relate to or would result in any of the transactions or other matters described in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 of this Statement is hereby supplemented as follows:

      (a) As of November 26, 2001, GHA and Mrs. Hojel beneficially own an aggregate of 2,212,880 shares of Common Stock. All of such securities are owned directly by SFI, except for 66,495 shares of Common Stock, which are owned directly by HC Holding. GHA is the general partner of SFI and Mrs. Hojel is the sole stockholder, director and officer of GHA. GHA is also the general partner of HC Holding. As of November 26, 2001, SFI beneficially owns 2,146,385 shares of Common Stock. Based on the 12,067,452 shares of Common Stock issued and outstanding as of November 26, 2001 (as disclosed to the reporting persons by the Company), the shares of Common Stock beneficially owned by Mrs. Hojel and GHA represent 18.3%, and the shares of Common Stock beneficially owned by SFI represent 17.8%, of the total number of outstanding shares of such class.

      The reporting persons may be deemed to be members of a "group" within the meaning of Rule 13d-5(b)(1) under the Exchange Act as a result of the Voting Agreement (a

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CUSIP NO. 157639105               SCHEDULE 13D                       PAGE 7 OF 8
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copy of which was filed as Exhibit 2 to Amendment No. 6 to the Schedule 13D filed on September 17, 2001), the parties to which are SFI and DBR. Based on information provided to the reporting persons by DBR, DBR beneficially owns 5,511,103 shares of Common Stock, representing 45.7% of the outstanding Common Stock. As a result, to the knowledge of the reporting persons, members of the group that may be deemed to exist by virtue of the Voting Agreement would beneficially own an aggregate of 7,657,488 shares of Common Stock, representing approximately 63.5% of the total number of shares of such class.

      (b) Except to the extent voting power may be deemed to be shared as set forth in the last sentence of this paragraph, (a) SFI has sole voting and dispositive power with respect to all shares of Common Stock it beneficially owns, (b) by virtue of its status as general partner of SFI, GHA may also be deemed to have sole voting and dispositive power with respect to such shares and with respect to the 66,495 additional shares of Common Stock that is deemed to beneficially own through its status as general partner of HC Holding, which directly owns such 66,495 shares, and (c) by virtue of being sole stockholder, director and officer of GHA, Mrs. Hojel may also be deemed to have sole voting and dispositive power with respect to the shares of Common Stock beneficially owned by GHA. The reporting persons may be deemed to share voting power with DBR as a result of the Voting Agreement. Each of the reporting persons expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by DBR.

      (c) The reporting persons have not effected any transaction in the Common Stock in the last 60 days, except as described in Item 4.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 of this Statement is hereby supplemented as follows:

      Reference is made to Item 4 for a description of the provisions of the Amended Agreement.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1--Amended Agreement among DBR, SFI and the Company


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CUSIP NO. 157639105               SCHEDULE 13D                       PAGE 8 OF 8
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    December 10, 2001

                                        GHA 1 HOLDINGS, INC.



                                        By:  /s/ PHYLLIS S. HOJEL
                                           ------------------------------------
                                        Name:  Phyllis S. Hojel
                                        Title: President and Secretary



                                        SFI INTERMEDIATE LTD.

                                        BY: GHA I HOLDINGS, INC.
                                            General Partner


                                        By:  /s/ PHYLLIS S. HOJEL
                                           ------------------------------------
                                        Name:  Phyllis S. Hojel
                                        Title: President and Secretary



                                        /s/ PHYLLIS S. HOJEL
                                        ---------------------------------------
                                        Name: Phyllis S. Hojel

                                                                       EXHIBIT 1


                                AMENDED AGREEMENT


      This Amended Agreement is between The Chalone Wine Group, Ltd., a California corporation (the "Company"), Les Domaines Barons de Rothschild (Lafite) ("DBR") and SFI Intermediate Ltd., a Texas limited partnership ("SFI").


      On August 22, 2001, a special committee of the Company's Board of Directors (the "Special Committee") approved a rights offering to the Company's shareholders. Under the terms of the rights offering, each shareholder was to be given a pro rata right to buy shares of the Company's common stock. The Company was to offer a total of 1,500,000 shares of its common stock pursuant to the rights offering. The Special Committee set the offering price at $10 per share after considering a variety of factors including the historic and then current market price of the common stock, the Company's business prospects, the Company's history of revenue and operating results, general conditions in the securities market, the Company's need for capital, alternatives available to the Company for raising capital, the amount of proceeds desired, pricing of similar transactions, the liquidity of the Company's common stock, the level of risk to the Company's investors, and the need to offer shares at a price that would be attractive to the Company's investors relative to the then current trading price of the Company's common stock. The rights offering was to have permitted shareholders to oversubscribe for shares which were not purchased through the exercise of the basic subscription right. DBR and SFI had agreed to exercise all of the rights they would receive in the rights offering as shareholders of the Company and in the event not all shareholders exercised their rights pursuant to the rights offering, DBR and SFI were to have oversubscribed (pro rata as between DBR and SFI) to the rights offering so that they would acquire all the shares offered to other holders of rights, to the extent those shares were not purchased through the exercise of rights or exercise by other persons of the over subscription privilege in the rights.


      Since the date of that Agreement, the financial markets in general have fallen and experienced considerable uncertainty and the price of the Company's common shares has fallen and shown significant volatility on little volume, with the closing price on certain dates less than the price established in the rights offering. The $10 price may no longer be as attractive to investors. Accordingly, the Company has amended the offering. DBR and an affiliate of SFI have agreed to provide interim financing (the terms and conditions of which are set forth in the Promissory Notes of the Company to DBR and the SFI affiliate and a related letter agreement which are attached hereto). DBR and SFI hereby agree to exercise in full their rights under the amended rights offering for approximately 1.765 million shares of the Company's common stock at $8.50 a share, including the over-subscription rights as detailed in the terms of the former rights offering. The interim financing will be repaid by the proceeds of the rights offering.

         This Amended Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument. Upon the full execution of this Amended Agreement, the original Agreement shall terminate and be of no further force and effect.


                                      LES DOMAINES BARONS DE
                                      ROTHSCHILD (LAFITE)

                                      By: /s/ BARON ERIC DE ROTHSCHILD
                                          --------------------------------
                                      Its: Managing Director
                                      Date: October 9, 2001

                                      THE CHALONE WINE GROUP, LTD.

                                      By: /s/ THOMAS B. SELFRIDGE
                                         ---------------------------------
                                      Its: President & Chief Executive Officer
                                      Date: October 9, 2001

                                      SFI INTERMEDIATE LTD.

                                      By: GHA 1 Holdings, Inc,
                                          its general partner

                                          By: /s/ PHYLLIS S. HOJEL
                                              ----------------------------
                                          Its: President
                                          Date: October 9, 2001